June 25, 2009
John Cash
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-7010
Mail Stop 3561

RE:	Quanta Services, Inc.
Form 10-K for the year ended December 31, 2007
Definitive Proxy Statement, April 18, 2008
Form 10-Q for the quarter ended September 30, 2008
File No. 1-13831
Dear Mr. Cash:
          We are providing the following response to the comment letter dated May 26, 2009 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Form 10-K for the year ended December 31, 2007, the Definitive Proxy Statement dated April 18, 2008 and the Form 10-Q for the quarter ended September 30, 2008 filed by Quanta Services, Inc. (“Quanta” or the “Company”). The following response is keyed to the Staff’s comment, and unless otherwise stated, all page numbers in our response refer to the respective page numbers in the relevant filing. For purposes of this letter, references to Quanta’s operating units are intended to mean those 25 operating segments that comprise Quanta’s Infrastructure Services segment. This response has been prepared with the expectation that the Company will have the opportunity to discuss with the Staff information submitted in this response if, following a review of the information, the Staff has further questions or comments.
Form 10-Q for the period ended September 30, 2008
Notes to the Condensed Consolidated Financial Statements
Note 9. Segment Information, page 25
1.	We have reviewed your response to our previous comment in our letter dated February 2, 2009 and appreciate the additional information you have provided. However, it continues to appear to us that you have not fully demonstrated how you determined it was appropriate to aggregate the 25 operating units that comprise your Infrastructure Services reportable segment. Therefore, please address the following items:

•	Please clarify for us what measures or group of measures is used by your CODM to evaluate the economic performance of your operating segments. In addition, please provide us with an analysis of these measures for each quarter in the past two fiscal years as well as the most recent interim period with an explanation of how you have considered the similarities and differences in these measures when determining it was appropriate to aggregate your operating segments.
Response:
The primary measures that are used by Quanta’s CODM to evaluate the performance of Quanta’s operating units are monthly, quarterly and year-to-date revenues, gross profit and operating income by operating unit and detailed analyses of revenue and gross profit by project at each operating unit for the applicable reporting period. Each operating unit performs and provides to Quanta a project-by-project analysis describing the various items impacting project performance for the period and their effect on billed and unbilled revenue, project costs incurred and estimated to be incurred and overall project profitability compared to previous expectations. As reflected in our January 9, 2009 response letter to the Staff, we have previously provided to the Staff, under a confidential treatment request, various reports provided to Quanta’s CODM labeled Category A, including a July 2008 example of the monthly CODM package, which evidences that a significant amount of the information included within Quanta’s CODM package is this type of project level data. This information provides management’s basis for understanding the overall performance of each operating unit and its variations from expectations for the applicable reporting period. We note for the Staff that the monthly CODM package does not include aggregated information by type of work or geographic location, and also does not include any measures of operating income by project, or of EBITDA either by operating unit, by geographic location, by project or by type of work, or any other data that might indicate that a different methodology currently exists for managing Quanta’s operations other than that currently used for analysis of results by operating unit.
The project-by-project performance measures of revenues and gross profit are key to management’s analysis of each operating unit’s performance in any given reporting period and we note that examples of this information are included in the examples of Quanta’s CODM packages that were previously provided to the Staff on a confidential basis in our January 9, 2009 response to the Staff. However, for purposes of responding to the Staff’s request for additional information regarding management’s analysis of performance measures, we believe that such project level information for each quarter in the past two fiscal years and the most recent interim period would be too voluminous (e.g., it would present information covering thousands of projects) to provide to the Staff. In response to the Staff’s request, we have prepared a summary schedule of each of the measures of revenue, gross profit and operating income by operating unit for each quarter in the past two fiscal years and the most recent interim period, which we have provided as Attachment A to the Staff supplementally by hand delivery and under separate cover, pursuant to a confidential treatment request under the Freedom of Information Act and applicable regulations of the Commission (the “Confidential Treatment Request”). Further, we have also provided to the Staff an analysis of these performance measures in the detailed discussion in Attachment B to this letter.
The information provided supplementally as Attachment A and the discussion included in Attachment B illustrates the substantial variability in gross margins and operating income margins that routinely occurs at the operating unit level. In addition, it illustrates that the variability occurs between reporting periods for the same operating unit, among operating units that have similar mixes of services and between operating units with different mixes of services. These variations also exist whether analyzing margins over sequential periods or on a year-over-year basis. This variability is a function of the project-by-project nature of the services that each of Quanta’s operating units provide.
The analyses described in Attachment B are not exhaustive, and their relevance is not limited to the discussion presented. However, we do believe they provide representative examples of the variability that exists among all operating units, by type of work and in period-to-period comparisons. These examples also support the conclusions reached in considering the similarities and differences in these measures when determining it was appropriate to aggregate Quanta’s operating segments and why we believe that Quanta’s current enterprise-wide disclosure of revenues by type of work enhance the financial statement user’s understanding. We believe that the analyses in Attachment B illustrate that the fundamental similarities underlying Quanta’s operating units cannot be measured in a simplistic comparison of operating margins. Such an approach would not lend itself to consideration of the more relevant economic characteristic that is similar across all operating units, which is the project-by-project performance risk at each of Quanta’s operating units. Inherent to each project within the specialty contracting industry is a unique set of performance risks which are associated with, among other things, the complexity of the individual project requirements, the location and physical conditions of the project site, the need to coordinate with other contractors, the labor pool involved, the risks of customer outages, the use of subcontractors, right-of-way requirements, permitting and licensing requirements, the level of customer change orders, production time frames and completion deadlines as well as the capabilities of the individual project management teams. These types of project-specific performance risks represent the similar economic characteristics associated with Quanta’s specialty contracting services that management considers in evaluating Quanta’s operating units for aggregation.
•	Please further explain the statement contained in your response letter dated December 11, 2008 that, in determining that it was appropriate to aggregate the 25 operating segments into your Infrastructure Services reportable segment, you concluded that the economic characteristics will be similar over the long-term in the sense that they are expected to vary.

Response:
We note the full statement made in our previous letter was as follows: “Accordingly, Quanta anticipates that its operating units’ economic characteristics will be similar over the long-term in the sense that they are expected to vary among the operating units and between periods due to the nature of the work performed.”
The context of this statement was closure to a point discussing that the similarity in long-term average gross margins is an important factor for aggregation. In this discussion, we noted that “similarity of gross margins has frequently been discussed as being within 5% or 10%.” The statement the Staff refers to was included to illustrate that pricing and production risk are inherent to Quanta’s industry due to the project-by-project nature of Quanta’s work and that the narrow definition of this economic characteristic was not meaningful in Quanta’s case due to the significant fluctuations in margins that frequently result from these risks. The intention of this statement in our previous response was to succinctly convey the same conclusion that is discussed under the response included in this letter to the first bullet point of the Staff’s comment: that the project-level risk among all operating units is what creates the similar economic characteristic associated with margins, which is also what is expected to be similar in both the near-term and long-term for Quanta’s operating units.
•	Tell us how the geographic location of the operating units impacts the results of the operating unit by addressing the location of each unit, the impact that the difference in local labor costs may have on your units and the impact of the region on your revenue stream.
Response:
The geographic location of the operating unit itself does not impact the revenue stream or the results of the operating unit. As discussed in the above responses, an operating unit’s results are impacted by the performance and associated risk on each of its individual projects. The aspect of the geographic location that impacts the projects is not the geographic region within the United States where each unit is located, but rather the geographic characteristics associated with the physical location where the work is being performed. Such characteristics include urban versus rural settings, mountainous versus open terrain, rock versus dirt, or even a location’s susceptibility to inclement weather. These types of geographic factors are evaluated as a part of the overall risk that may impact project productivity, which are then considered when pricing the work to be performed. However, their impacts on productivity vary from project to project, and therefore the margins on projects can vary significantly due to the inherent risks of performance, including risks associated with specific locations.
Additionally, in response to the Staff’s request, we have provided to the Staff a listing of the location of each of Quanta’s operating units in Attachment C. This listing indicates the location of each of the corporate offices of the operating units, which has minimal correlation with where the contracted work is actually performed by that operating unit.

In addition, we have indicated each of the operating unit’s operating locations, some of which may be used for project-specific purposes. As noted in the listing, most of Quanta’s operating units have multiple offices and many of them have a presence in numerous states. Many of these offices overlap the geographic areas of operation for other operating units. To further illustrate how the geographic location of each operating unit does not impact the results of an operating unit, we note that all but one of Quanta’s operating units performed work in multiple states during 2008. Of the total number of operating units, seven performed work in over twenty states and fifteen performed work in over ten states. Many of those operating units that performed services in less than ten states performed a significant amount of work across a broad geographic area. For example, one operating unit whose corporate office is located in Colorado performed work in five states: Colorado, California, Nevada, Massachusetts and Rhode Island. Another operating unit whose corporate office is located in California performed work in six states: California, Florida, Maryland, New Mexico, Nevada and Texas.
Regarding the Staff’s inquiry about the impact that the difference in local labor costs may have on operating units, Quanta does have variable labor costs that may be impacted by the geographic location of the work. However, factors other than the geographic location of the work also impact labor costs such as the mix of skill levels required for a particular project. None of these factors directly impact the margins for the work that Quanta performs. Numerous factors are considered when deriving the pricing for a particular project such as equipment, subcontractors, and materials, with labor costs being just one of the many factors considered when deriving the costs and risks associated with performing a particular type of project. Local operating unit management considers all such factors, along with customer expectations, to determine the pricing for each project.
We note for the Staff that financial information is not aggregated by geographic region on a regular basis by Quanta, and it is not provided to the CODM or any other level of management for the purpose of allocating resources or managing Quanta’s operations. We believe that the above analysis supports Quanta’s aggregation considerations in that it indicates how the management of Quanta’s organization by some defined geographic region is not supportable as each operating unit functions independently and throughout numerous geographic areas.
•	Provide us with a quantified discussion regarding the degree to which your operating units earn revenue across industry lines. It appears that each of your operating units is concentrated in one predominant industry.
Response:
As discussed in detail in our response letter to the Staff dated April 20, 2009, Quanta considers that all of its operating units operate in one industry, which is the specialty contracting service industry. However, given the Staff’s comment, we presume that the Staff’s reference to “industry” means a specific type of work or the industry in which

Quanta’s customers operate. Under that assumption, we respectfully disagree that “each of [Quanta’s] operating units is concentrated in one predominant industry.” Nineteen of Quanta’s 25 operating units aggregated within the Infrastructure Services segment routinely report revenues from multiple types of work. However, to address the Staff’s comment under the expressed assumption, the following discussion focuses on the types of work or contracting services that Quanta provides to its customers in different industries. Quanta agrees that certain operating units earn a majority of their revenues from one type of work; however, numerous operating units exist that have large amounts of revenues from multiple types of work other than the predominant type of work, which precludes the meaningful segregation of the operating units on the basis of their predominant type of work. For purposes of this discussion, “predominant” is defined as revenues greater than 50% being derived from a particular type of work.
In Attachment D to this letter, we have provided to the Staff a detailed analysis of the different types of work performed by Quanta and the impacts and difficulties of segregating Quanta’s operating units based on the predominance of one type of work verses another.
Although the analysis at Attachment D is focused on data for the twelve months ended December 31, 2008, we note that such an analysis is representative of other periods. In particular, as reflected in the discussion in Attachment E, various periodic reorganizations result in a shift in the predominant type of work performed by certain of Quanta’s operating units. In considering these reorganizations from an aggregation standpoint, Quanta believes that these potentially regular retroactive restatements of previous years’ data resulting from these reorganizations would make its usefulness inconsistent with paragraph 3 of SFAS 131, which sets forth the objectives of segment reporting.
Quanta believes the analysis provided in Attachment D illustrates that significant amounts of revenues are derived from multiple types of work for multiple operating units. This analysis supports the fact that aggregations of Quanta’s operating units on the basis of their predominant type of work would result in the inclusion of significant amounts of unrelated revenues, gross profit and operating income in each type of work category, as well as result in probable reclassifications of operating segments from one reporting segment to another on a period-to-period basis due to changes in their mix of type of work, illustrating how a simplified approach to aggregation by type of work creates data that, if presented, would not be meaningful or comparable on a period-to-period basis. In addition, the analysis in Attachment D illustrates the specialty contractor services business model and why management evaluates performance and makes decisions at the operating unit or project level rather than by type of work.
•	Provide us with a more detailed explanation of how your Company bids on contracts. Tell us if the bidding is done at the operating unit level or at the corporate level. If the bidding is done at the operating unit level, tell us whether multiple operating units may compete against each other for bids. If the bidding is done at the corporate level, please explain to us how the contracts are allocated to the operating units.
Response:
Bids are developed at the operating unit level with Quanta’s operating units often competing against each other for the work being bid. Bids are developed by project estimators at each operating unit who consider, among other things, the type of work to be performed, the complexity of the project requirements, the location and physical conditions of the project site, the need to coordinate with other contractors, the labor pool involved, the risks of customer outages, the use of subcontractors, right-of-way requirements, and the time frame in which the project must be completed. Once the bid is prepared and depending on the size of the project, the bid is reviewed through different management layers of the operating unit, and for certain jobs, at the corporate level by a division president and/or Quanta’s chief executive officer, who, as noted in our December 11, 2008 response letter, is also Quanta’s CODM. These varying levels of review that are required reflect the varying complexities for each contracted project and the project-by-project risks that are managed across Quanta’s organization.
•	Tell us how you account for revenues and expenses at the operating unit level if support from one operating unit is lent to another. For example, please explain whether the revenue and costs remain with the original operating unit or transfers to the unit which was borrowed from.
Response:
When one operating unit works for another operating unit, the typical methodology used is a subcontract relationship with the subcontracted operating unit recording revenues and profits for its portion of the services through intercompany billings to the prime contracting operating unit. The prime contracting operating unit records these intercompany subcontracted services as a direct cost. These intercompany transactions are eliminated through consolidation.
•	Provide us with a more specific and comprehensive discussion regarding the degree and frequency of the interchangeability of your labor. We note from your letter dated April 20, 2009 that individuals can be utilized on portions of work in other industries. It therefore appears that there may be limits on the interchangeability of your labor based on skill sets of the individuals.

Response:
A substantial number of Quanta’s projects share fundamental skills such as directional drilling, trenching, pole setting, road building, site preparation, foundations and assembly. Much of this work does not require specialized labor skills. Regarding the degree and frequency of the interchangeability of Quanta’s labor, labor is utilized across types of work on a regular and recurring basis. We refer the Staff to Attachment E to this letter, which provides a detailed discussion of examples of resource allocation decisions that Quanta believes provide strong evidence to support its views regarding the interchangeability of Quanta’s labor. All of the examples discussed in Attachment E are recent and have occurred during the time period with which we have been corresponding with the Staff regarding Quanta’s segment reporting. As discussed, these examples include not only the personnel performing the day-to-day tasks on the projects, but also the project management personnel and upper level management.
We concur with the Staff’s comment that there are limits on the interchangeability of Quanta’s labor based on skill sets of certain individuals, as various services Quanta provides are highly technical and sometimes uniquely risky. However, we do not believe that these limits to absolute and full interchangeability inhibit the manageability of the majority of Quanta’s workforce across service lines. For example, various individuals may be trained for various different specialties, despite the fact that these individuals may also provide services within the same type of work.
Although not exhaustive, we believe the above discussion and the discussion in Attachment E reflect numerous examples of interchangeability of Quanta’s personnel, as well as further illustrate the similar economic characteristics of the project work being performed. Without these similarities, the ability to interchange labor and management would be greatly diminished. In addition, we believe that the discussion provides further evidence as to why executive management reviews and manages Quanta’s results on an operating unit-by-operating unit basis and not on any other basis, such as by type of work or geographically. This management methodology supports the aggregation of the 25 operating units into the Infrastructure Services segment and indicates how the presentation of information in any other capacity may not be meaningful or comparable period-to-period.
•	Please provide to us your most recent organization chart.
Response:
See Attachment F to this letter.
•	We note the reports you have provided to us. Please tell us what level of detail is provided to your board of directors.

Response:
The detailed information provided to Quanta’s Board of Directors sets forth quarterly measures of revenue, gross profit and operating income by operating unit based on actual results, forecasted performance and budgeted performance. For operating units with material variations from forecast, a discussion is provided that describes the individual project circumstances that caused these variances. No type of work data or data based on geographic region is provided to Quanta’s Board of Directors. This material is consistent with the discussion in this letter above and in Attachment B regarding management’s analysis of operating unit performance and the project-by-project nature of work being performed. In addition to the detailed information described above, Quanta’s Board of Directors is provided with summary level information of Quanta’s divisional reporting groups, similar to the information in our example monthly CODM package for July 2008 provided supplementally to the Staff in connection with our January 9, 2009 response letter. The information provided to the Board of Directors also includes a general economic discussion and non-financial analysis of the industries in which Quanta’s customers operate, similar to the information described in the Management Discussion and Analysis and Outlook sections of Quanta’s Form 10-K and Forms 10-Q. Therefore, Quanta believes that the level of financial information and analysis provided to its Board of Directors is comparable to the disclosures made throughout its periodic filings which provides strong evidence to support the appropriateness of the current level of disclosure made by management with regard to Quanta’s performance and expected future net cash flows.
*****
We acknowledge that the subject matter of this letter and its related attachments, including the attachment provided supplementally under the Confidential Treatment Request, contain many conclusions reached based on an analysis of detailed financial information and internal assessments of Quanta’s operations, and that communication of such matters can often be more effectively facilitated through an interactive dialogue. We respectfully request that the Staff allow us an opportunity to discuss this response letter further with the Staff if, following a review of this information, the Staff does not concur with our views. If you have further questions or comments, or if you require additional information, please contact the undersigned by telephone at (713) 985-6406 or by facsimile at (713) 629-7676.

Very truly yours,
/s/ James H. Haddox
James H. Haddox
Chief Financial Officer

cc:	James R. Ball
Chairman, Audit Committee

Mindy Hooker, Staff Accountant
Tricia Armelin, Senior Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission

Kenneth Miller, National Professional Services Partner
Ray Garcia, Houston Market Assurance Leader
David Carroway, Assurance Partner
PricewaterhouseCoopers LLP

Attachment B
Discussion of Variability in Quanta’s Operating Unit Operating Income Margins
In response to the Staff’s request in the first bullet point in its letter dated May 26, 2009, we have prepared a summary schedule of each of the measures of revenue, gross profit and operating income before amortization of intangible assets by operating unit for each quarter in the past two fiscal years and the most recent interim period and presented this information in the Attachment A provided supplementally under the Confidential Treatment Request. The information presented in the Attachment A provided supplementally is pro forma, predominantly due to the significant acquisition of InfraSource Services, Inc. in September 2007, so as to provide a more meaningful analysis of Quanta’s operating unit performance measures. The discussion below provides a detailed analysis of these performance measures and a discussion of certain examples of the variability that exists among all operating units and among Quanta’s different types of work on a period-to-period basis. We believe that these representative examples of the variability that is inherent in all of Quanta’s infrastructure services operating segments, as well as in the types of work performed by the operating segments, support the conclusions reached in considering the similarities and differences in these measures when determining it is appropriate to aggregate Quanta’s operating segments into the Infrastructure Services segment.
The following table, which is derived from the information presented in Attachment A provided supplementally, excludes consideration of the results of one of Quanta’s operating units whose results are considered to be insignificant. Additionally, the table below does not consider the results of certain other Quanta operating units in deriving the lowest operating income margin percentages for the quarterly periods ended June 30, 2008, September 30, 2008 and December 31, 2008 because these specific operating units reported margins which are considered to be anomalous.
Analysis of Variability in Operating Income Margins Across Operating Units:
Operating Income Percentages of Certain Operating Units

			Next	Next
Qtrly Period	Highest	Lowest	Highest	Lowest
03/31/07	16.4%	-19.4%	12.6%	-7.5%
06/30/07	14.6%	-21.9%	13.7%	-5.1%
09/30/07	21.5%	-3.6%	16.2%	2.0%
12/31/07	22.1%	-12.9%	18.4%	-12.2%
03/31/08	19.1%	-11.2%	15.1%	0.6%
06/30/08	19.5%	-15.5%	18.2%	-10.9%
09/30/08	20.9%	-8.0%	19.8%	2.8%
12/31/08	24.7%	-52.1%	22.1%	-15.6%
03/31/09	26.7%	-42.1%	12.0%	-28.1%
The above table illustrates the variability of operating income margins between the requested quarterly periods. It highlights the highest and lowest operating income margin for each period as well as the next highest and lowest operating income margin for those periods. It is important to note that each of the data points above are typically representative of a different operating unit in each period (this table contains data from 18 operating units).
To further illustrate that variability in operating margins is not directly related to the size of an operating unit or its mix of type of work, the following table of operating income margins has been prepared from the data in Attachment A provided supplementally using three individual operating units for which contracting services for electric power projects comprise a substantial portion of their revenues. This table summarizes operating income margins by period for one operating unit that currently provides only contracting services for electric power projects, as well as information from two of Quanta’s largest operating units that provide contracting services for electric power projects on a predominant basis, with “predominant” meaning greater than 50% of total revenues for purposes of this discussion.
Operating Income Percentages by Operating Unit

Qtrly Period	Unit A	Unit B	Unit C
03/31/07	16.4%	10.5%	9.9%
06/30/07	6.9%	10.5%	10.5%
09/30/07	4.7%	13.8%	7.3%
12/31/07	16.1%	6.0%	11.8%
03/31/08	5.6%	9.8%	11.5%
06/30/08	7.1%	15.3%	12.6%
09/30/08	20.9%	13.2%	12.6%
12/31/08	14.4%	14.4%	10.3%
03/31/09	26.7%	8.1%	12.0%
For the above analysis, the distinguishing facts are that the data represents a mid-size operating unit that derives all of its revenues from only contracting services for electric power projects (Unit A), as well as data for the two largest operating units of Quanta which both derive the predominant amount of their revenues from contracting services for electric power projects. The variability of margins among these operating units individually is substantial and is indicative of similar type analysis among other predominantly similar operating units. Unit A’s operating income margins range from a low of 4.7% to a high of 26.7%; Unit B’s margins range from a low of 6.0% to a high of 15.3%; and Unit C’s margins range from a low of 7.3% to a high of 12.6%.
Unit A and Unit B have the most similarity regarding the type of services provided, as 100% of Unit A’s revenues are derived from contracting services for electric power projects and more than 90% of Unit B’s revenues are typically derived from contracting services for electric power projects. However, Quanta notes that the operating income margin differences between Unit A and Unit B fluctuate substantially in all but one of the periods highlighted above.
Unit C is one of the largest operating units of Quanta, and it also derives the predominant amount of its revenues from contracting services for electric power projects. When comparing Units B and C, there is slightly less variability in margins noted between these two units on a period-to-

period basis. The fact that Unit C has less variability when compared to Unit B than when comparing margins for Unit A to Unit B is particularly important to note since despite the fact that both Unit B and Unit C derive the predominant amount of their revenues from electric power services, Unit C derived 26.0%, 40.2%, and 15.5% of its revenues from gas projects in 2007, 2008 and the first quarter of 2009, respectively. Therefore, the operating unit with the more diverse revenue mix (Unit C) actually has more similar margins to Quanta’s largest provider of contracting services for electric power projects (Unit B) than the other operating unit which provides contracting services for electric power projects exclusively.
No Correlation between Predominant Contracting Services for Electric Power Projects and Comparability of Year-to-Date Operating Income Margins Among Operating Units:
•	For the year-to-date 2007 period, from those operating units that derived the predominant amount of revenues from contracting services for electric power projects, the lowest operating income margin was 3.3% and the highest operating income margin was 12.5%.

•	For the year-to-date 2008 period, from those operating units that derived the predominant amount of revenues from contracting services for electric power projects, the lowest operating income margin was 2.5% and the highest operating income margin was 13.2%.
As a supporting factor in our consideration of this data, we again note that these compared results were achieved by different operating units in each period discussed. For example, the operating unit with the highest operating income margin in 2007 was the operating unit with the lowest operating income margin in 2008. Additionally, the operating unit with the lowest operating income margin in 2007 had an operating income margin of 7.8% in 2008, an increase of 136% year-over-year. When comparing 2007 versus 2008, every operating unit that derived the predominant amount of revenues from contracting services for electric power projects had differences in operating income of greater than 10% year-over-year.
No Correlation between Predominant Contracting Services for Telecommunication Projects and Comparability of Year-to-Date Operating Income Margins Among Operating Units:
For those operating units that derived the predominant amount of revenues from contracting services for telecommunication projects, the lowest operating income margin for the year-to-date 2007 period was 2.3% and the highest operating income margin was 15.7%. In those same operating units in the year-to-date 2008 period, the lowest operating income margin was 1.2% and the highest operating income margin was 16.6%. The operating unit that had the highest margin in 2007 reported an operating income margin in 2008 of 13.0%, a decrease of 17.2%.

Quanta Services, Inc.	Attachment C
Facility Locations
BLAIR PARK/SUNESYS

Division	City	State
Main Office	Warrington	PA
Field Office	Corona	CA
Field Office	Oakbrook Terrace	IL
Field Office	San Jose	CA
Field Office	McMurray	PA
Field Office	West Mifflin	PA
H.L. CHAPMAN COMPANIES

Division	City	State
Main Office/ Austin Trencher/ Sullivan Welding	Leander	TX
Field Office	Bulverde	TX
Field Office	Florence	TX
DILLARD SMITH CONSTRUCTION COMPANY

Division	City	State
Main Office	Chattanooga	TN
Alabama Region	Clanton	AL
Florida Region	Okahumpka	FL
Georgia Region/ Quanta Utility Gulf States	College Park	GA
KY/VA/WV/Carolinas	Monroe	NC
East Tennessee Region	New Market	TN
West TN/AR/MO/LA	Ripley	MO
Field Office	Tuscola	TX
Field Office	Hindman	KY
Field Office	Robbinsville	NC
GOLDEN STATE UTILITY CO.

Division	City	State
Main Office/ Division 1	Ceres	CA
Division 2/ Selma	Selma	CA
Division 3/ Engineering & Locates	Tracy	CA
Division 4/ Bay Area	Santa Clara	CA
Division 5/ Sacramento	Sacramento	CA
Division 6/ Fontana	Fontana	CA
Field Office	Santa Clara	CA
Field Office	Los Angeles	CA
Field Office	Sacramento	CA

Quanta Services, Inc.	Attachment C
Facility Locations
INFRASOURCE TELECOMMUNICATIONS SERVICES

Division	City	State
Main Office	Harleysville	PA

INFRASOURCE UNDERGROUND

Division	City	State
Main Office/ Support Services	Glen Ellyn	IL
Distribution Division Great Lakes Region	Ypsilanti	MI
Atlantic Region	King of Prussia	PA
Central Region	Aurora	MO
Quanta Renewal Energy Services	Pleasanton	CA
Pipeline/ Natl Business Lines Division	Houston	TX
Field Office	Grand Junction	CO
Field Office	Hialeah Gardens	FL
Field Office	Suwanee	GA
Field Office	Des Moines	IA
Field Office	Monroe	LA
Field Office	Ann Arbor	MI
Field Office	St. Cloud	MN
Field Office	Kansas City	MO
Field Office	Buffalo	NY
Field Office	Landenburg	PA
Field Office	Cincinnati	OH
Field Office	Sheridan	WY
Field Office	Fredericksburg	VA
Field Office	Souix Falls	SD
Field Office	Saginaw	MI
Field Office	Detriot	MI
Field Office	Brunswick	GA
Field Office	Erie	PA
Field Office	Searcy	AR
Field Office	Marion	MS
Field Office	Prince George	VA
Field Office	Baldwinsville	NY
Field Office	Durango	CO
INTERMOUNTAIN ELECTRIC, INC.

Division	City	State
Main Office	Aurora	CO
Reno Division	Sparks	NV
Field Office	Reno	NV
Field Office	Denver	CO

Quanta Services, Inc.	Attachment C
Facility Locations
IRBY CONSTRUCTION COMPANY

Division	City	State
Main Office	Jackson	MS
Field Office	Gibson	GA
Field Office	Jackson	MS
Field Office	Richland	MS
Field Office	Kingfisher	OK
Field Office	Dewey County	OK
Field Office	Bastrop	TX
Field Office	Dauphin Island	AL
Field Office	Brawley	CA
Field Office	Casselberry	FL
Field Office	Barberville	FL
Field Office	Silex	MO
Field Office	Oakland	OK
Field Office	Austin	TX
Field Office	Round Top	TX
Field Office	Brady	TX
MANUEL BROS.

Division	City	State
Main Office	Grass Valley	CA
Field Office	Pasadena	CA
Field Office	Los Angeles	CA
Field Office	Hayward	CA
Field Office	Grass Valley	CA
Field Office	Sacramento	CA
Field Office	Port Matilda	PA
MEARS GROUP, INC.

Division	City	State
Main Office	Rosebush	MI
Tech Services Division — CA	San Ramon	CA
Mears Canada Corporation	Nisku	Alberta
Tom Allen Construction Company	Troy	MI
Construction Division — Michigan	Rosebush	MI
HDD Division — Texas	Houston	TX
Metro Underground Services, Inc.	Sullivan	MO
Field Office	Houston	TX

Quanta Services, Inc.	Attachment C
Facility Locations
M.J. ELECTRIC

Division	City	State
Main Office	Iron Mountain	MI
Field Office	Sherwood	IL
Field Office	Morris	IL
Field Office	Troy	MI
Field Office	Forest Lake	MN
Field Office	Philadelphia	PA
Field Office	Shoemakersville	PA
Field Office	Solon Springs	WI
Field Office	DePere	WI
Field Office	Colchester	CT
Field Office	Kingford	MI
Field Office	Town of Stinnett	WI
Field Office	Town of Washburn County	WI
NORTH HOUSTON POLE LINE, LP

Division	City	State
Main Office	Houston	TX
Distribution Electric & Gas	Mansfield	TX
Ranger Field Services — LA	Broussard	LA
Ranger Field Services — OK	Elk City	OK
Quanta Utility Services — Gas Pipeline	Cleburne	TX
Can-Fer	Dallas	TX
Realtime Utility Engineers	Madison	WI
Field Office	Houston	TX
Field Office	N. Little Rock	AR
Field Office	Dallas	TX
Field Office	Sulphur	LA
Field Office	Cary	NC
Field Office	Bedford	TX
Field Office	Gonzales	LA
Field Office	Austin	TX
Field Office	Port Arthur	TX
Field Office	Madison	WI
Field Office	Shreveport	LA
Field Office	Rhome	TX
Field Office	Pflugerville	TX
Field Office	Lake Charles	LA

Quanta Services, Inc.	Attachment C
Facility Locations
PAR ELECTRICAL CONTRACTORS, INC.

Division	City	State
Main Office	Kansas City	MO
Ameren PowerOn	St. Louis	MO
Computapole	Pleasanton	CA
CA Region — Los Angeles	Fontana	CA
CA Region — San Diego	Escondido	CA
CA Region — San Francisco	Vacaville	CA
CA Region — Upland	Upland	CA
Colorado Region	Aurora	CO
Hawaii Region	Kaneohe	HI
IA Region — Des Moines	Des Moines	IA
IA Region — Clearfield Longfellow Drilling	Clearfield	IA
Kansas Region	Grantville	KS
Maryland Region	Mountain Lake Park	MD
Missouri Region	Clinton	MO
Montana Region	Billings	MT
Las Vegas Region	North Las Vegas	NV
Reno Region	Reno	NV
Ohio Region	Eastlake	OH
Wisconsin Region	Wausau	WI
Winco, Inc.	Aurora	OR
Field Office	New Madrid	MO
Field Office	Willoughby	OH
Field Office	Winchester	VA
Field Office	San Bernardino	CA
Field Office	Milford	CT
Field Office	Countryside	IL
Field Office	Barton County	KS
Field Office	Westernport	MD
Field Office	Mesa	AZ
Field Office	Aurora	OR
Field Office	Lancaster County	CA
Field Office	San Diego	CA
Field Office	Bloomington	CA
Field Office	Moss Landing	CA
Field Office	Lancaster	CA
Field Office	Pueblo West	CO
Field Office	Lindon	UT
Field Office	Duenweg	MO
Field Office	Las Vegas	NV

Quanta Services, Inc.	Attachment C
Facility Locations
PAULEY CONSTRUCTION, INC.

Division	City	State
Main Office	Phoenix	AZ
Field Office	Chandler	AZ
Field Office	Riverside	CA
Field Office	San Diego	CA
Field Office	Ontario	CA
Field Office	El Centro	CA
Field Office	North Palm Springs	CA
Field Office	Santa Clarita	CA
Field Office	Mesilla Park	NM
Field Office	Yuma	AZ
Field Office	Mesa	AZ
Field Office	Paradise Valley	AZ
Field Office	Lake Matthews	CA
Field Office	Apple Valley	CA
POTELCO, INC.

Division	City	State
Main Office	Sumner	WA
Washington Region — Spokane	Spokane	WA
Allteck Line Contractors — Administration	Langley	BC
Allteck Line Contractors — Crews	Burnaby	BC
North Sky Communications	Vancouver	WA
Field Office	Fife	WA
Field Office	Bremerton	WA
Field Office	Puyallup	WA
Field Office	Olympia	WA
Field Office	Redmond	WA
Field Office	Burlington	WA
Field Office	Bellingham	WA
Field Office	Thorp	WA
Field Office	Kent	WA
Field Office	Port Townsend	WA
Field Office	Oak Harbor	WA
Field Office	Sherwood	OR
Field Office	Mukilteo	WA
Field Office	Maple Ridge	BC
Field Office	Burnaby	BC
Field Office	Klamath Falls	OR
Field Office	Burns	OR
Field Office	Redmond	OR
Field Office	Irving	TX
Field Office	Tacoma	WA
Field Office	St. Louis	MO
Field Office	Salem	OR

Quanta Services, Inc.	Attachment C
Facility Locations
PRO-TEL

Division	City	State
Main Office	Norwich	NY
JT Communications	Camarillo	CA
Field Office	Las Vegas	NV
Field Office	Norwich	NY
QUANTA TECHNOLOGY

Division	City	State
Main Office	Raleigh	NC
Field Office	Oakland	CA
QUANTA WIRELESS SOLUTIONS

Division	City	State
Lease with Expiration	Conyers	GA
	Raritan	NJ
	Richardson	TX
	Union City	CA
	Houston	TX
	Centennial	CO
THE RYAN COMPANY

Division	City	State
Main Office/ Eastern Communications	Taunton	MA
Western Division	San Diego	CA
Parkside Utility Construction	Johnston	RI
Florida Division	Riverview	FL
North Carolina Division	Cary	NC
Texas Division	Austin	TX
Field Office	Woburn	MA
Field Office	Tampa	FL
Field Office	North Kingstown	RI

Quanta Services, Inc.	Attachment C
Facility Locations
SPALJ CONSTRUCTION COMPANY

Division	City	State
Main Office	Deerwood	MN
Driftwood Electrical Contractors	Lancaster	KY
Fiber Technologies	Loganville	GA
Harrisburg, PA (FBT)	Harrisburg	PA
Pittsburg, PA (FBT)	Imperial	PA
York, PA (FBT)	York	PA
Virginia Region	Fredricksburg	VA
Virginia Region	Richmond	VA
Okay Construction	Princeton	MN
Smith	Fergus Falls	MN
Tjader & Highstrom	New Richmond	WI
Wilson Roadbores	Princeton	WI
Field Office	Santa Clarita	CA
Field Office	Sarasota	FL
Field Office	Macon	GA
Field Office	Suwanee	GA
Field Office	North Vernon	IN
Field Office	Vincennes	IN
Field Office	Conyers	GA
Field Office	Statesville	NC
SUMTER UTILITIES, INC.

Division	City	State
Main Office	Sumter	SC
Field Office	Charleston	SC
Field Office	Gadsen	AL
TRAWICK CONSTRUCTION COMPANY

Division	City	State
Main Office/ CMI Services	Chipley	FL
Alabama Division	Robertsdale	AL
Georgia Division	Moultrie	GA
Engineering Associates	Alpharetta	GA
Field Office	Macon	GA
Field Office	High Springs	FL
Field Office	Glennville	GA
Field Office	Broken Arrow	OK
Field Office	Enterprise	AL
UNDERGROUND CONSTRUCTION COMPANY

Division	City	State
Main Office	Benicia	CA
Field Office	Santa Rosa	CA

Quanta Services, Inc.	Attachment C
Facility Locations
R.A. WAFFENSMITH & CO.

Division	City	State
Main Office	Franktown	CO
Lease with Expiration	Brighton	CO
WEST COAST COMMUNICATIONS

Division	City	State
Main Office/ VCI Telecom	Upland	CA
Field Office	Sun Valley	CA
Field Office	San Marcos	CA
Field Office	Orange	CA
Field Office	Gardenia	CA
Field Office	Fontana	CA
Field Office	Palmdale	CA
Field Office	Bakersfield	CA

Attachment D
Analysis of Different Types of
Work Performed by Quanta’s Operating Units
Certain of Quanta’s operating units earn a majority of their revenues from one type of work; however, numerous operating units exist that have large amounts of revenues from multiple types of work other than the predominant type of work. We believe that this fact precludes the meaningful segregation of the operating units on the basis of their “predominant” type of work, which for purposes of this discussion is defined as revenues greater than 50% being derived from a particular type of work.
An analysis of the operating units by predominant type of work for the twelve months ended December 31, 2008 in support of this fact indicates the following (in 000’s):

Predominant		Unrelated		Related
Revenue	Operating Unit	Revenues		Revenues
Type	Revenues*	Included (a)		Excluded (b)
		Amount	Percent	Amount	Percent
Electric power services	$2,463,965	$453,044	18.4%	$144,489	5.9%
Gas services	$583,351	$154,521	26.5%	$355,695	61.0%
Telecommunication and cable television network services	$467,862	$73,220	15.6%	$151,570	32.4%
Ancillary services	$222,904	$56,890	25.5%	$85,921	38.5%

Total	$3,738,082	$737,675		$737,675

*	Aggregated based on each operating unit’s revenues by predominant type of work.

(a)	This represents the aggregate amount of revenue that is earned by operating units grouped within this classification but unrelated to the predominant type of work that was used to segregate and classify Quanta’s operating units into each group. For example, for the twelve months ended December 31, 2008, when aggregating the operating units that derived the predominant amount of their revenues from contracting services for electric power projects, 18.4% of their aggregated revenues were not related to electric power projects.

(b)	This represents the aggregate amount of revenue that is related to a particular type of work that is excluded when grouping together only those entities that derive a predominant amount of their revenues from a particular type of work. For example, for the twelve months ended December 31, 2008, when aggregating the operating units that derived the predominant amount of their revenues from contracting services for electric power projects, the amount of electric power service revenue that would not be included in this grouping, but rather, included in the other aggregations of operating units for another

“predominant revenue type” would be 5.9% of the aggregated electric power service revenues.
The following provides additional analysis when specifically considering certain individual operating units for the twelve months ended December 31, 2008:
•	Of those operating units that derive the predominant amount of their revenues from electric power services, one of the operating units derived 40.2% of its revenues from gas services and another derived 25.0% of its revenues from telecommunications services.

•	Of those operating units that derive the predominant amount of their revenues from gas services, one of them provided 8.0% of Quanta’s total reported ancillary service revenues.

•	Of those operating units that derive the predominant amount of their revenues from telecommunications revenues, one of them derived 43.2% of its revenues from ancillary services and another derived 36.0% of its revenues from electric power services.

•	Of those operating units that derive the predominant amount of their revenues from ancillary services, one of them derives 33.5% of its revenues from gas services and another derived 35.3% of its revenues from electric power services.
The table below presents a comparative analysis of revenues by type of work based on the aggregation of revenues by operating units with predominantly similar types of work against revenues by type of work, as presented in Quanta’s enterprise-wide disclosures in the 2008 Form 10-K.

		Revenues by
Predominant		Type of Work
Revenue	Operating Unit	(as publicly
Type	Revenues*	reported)	Difference
Electric power services	$2,463,965	$2,155,410	$308,555
Gas services	$583,351	$784,525	$(201,174)
Telecommunication and cable television network services	$467,862	$546,213	$(78,351)
Ancillary services	$222,904	$251,934	$(29,030)

Total	$3,738,082	$3,738,082	$—

*	Aggregated based on each operating unit’s revenues by predominant type of work.
The above analysis further illustrates how a simplified aggregation of Quanta’s operating units by predominant type of work for disclosure purposes would not provide meaningful information to investors. Management, having considered the impact of the differences noted above, has presented Quanta’s enterprise-wide disclosures of revenues, based on the specific type of work performed, as aggregated across all of Quanta’s operating units.
One important item to note is that all of the data presented in this analysis and otherwise in our response letter has been presented for those operating units that were separately reporting financial data as of December 31, 2008. Since then, Quanta has implemented certain reorganizations, resulting in a slightly different operating unit reporting structure. One operating unit has been separated into two stand-alone operating units, and two entities have been reorganized to report under two different operating units. Lastly, another operating unit has been separated such that different pieces of the operations report under three other different operating units. This minor operating unit reorganization happens periodically for different reasons, as discussed below. In 2007, similar reorganizations occurred both with operations being separated as new stand-alone operating units and with others being combined with existing operations.
The impact on the above analysis for the reorganizations that occurred in early 2009 is that an operating unit that had historically derived the predominant amount of its revenues from ancillary services has now been combined with an operating unit that, after the combination, derives the predominant amount of its revenues from gas services. This combined operating unit now derives as much as 13.6% of its revenues from ancillary services, which represents as much as 29.0% of total ancillary service revenues in the first quarter of 2009. Another operating unit that had historically derived the predominant amount of its revenues from ancillary services has now been combined with an operating unit that, after the combination, derives the predominant amount of its revenues from telecommunication services. This combined operating unit also continues to derive as much as 37.8% of its revenues from electric power services.
These operating unit reorganizations occur periodically for different reasons, which may include: executive turnover at an operating unit, strategic customer initiatives, acquisitions, and operating unit performance. As a result of these reorganizations, the affected Quanta operating unit assumes a type of work that may not have been a part of its historical operations. Furthermore, these reorganizations indicate that an aggregation by “predominant” type of work would lead to potentially frequent reclassifications from one period to another, which would render the aggregation by predominant type of work less meaningful or comparable on a period-to-period basis.

Attachment E
Analysis of Interchangeability of Quanta’s Labor
As noted in the main body of our response letter to the Staff, a substantial amount of Quanta’s work shares fundamental requirements such as directional drilling, trenching, pole setting, road building, site preparation, foundations and assembly. Much of this work does not require specialized labor skills and as such, much of Quanta’s labor resources are utilized across types of work on a regular and recurring basis. Numerous current examples of this include the following:
•	One of Quanta’s operating units is currently utilizing the same crews and project managers to perform telecommunications work, underground power transmission conduit/man-hole systems and airport fueling systems. This revenue is classified as telecommunications work, electric power work and ancillary work, respectively.

•	One of Quanta’s operating units estimates that as much as 30% of its crews perform a combination of electric and gas work. In addition, the operating unit regularly has electric crews that place communications equipment for the internal communications of the utility.

•	One of Quanta’s operating units, which predominantly derives its revenues from telecommunication services, recently submitted a bid to a customer for the construction of an electric substation, where its crews will perform approximately 40% of the work and subcontract the remaining 60% of the work to another Quanta operating unit. However, all of the work would be classified as electric power work.

•	One of Quanta’s operating units, which predominantly derives its revenues from telecommunication services, recently submitted a bid to a customer for work that involves its crews placing all overhead utilities, including electric, telecommunication and cable underground in the same trench. The work is all being contracted through a local utility such that one bid is being submitted that covers all of the work to be performed.

•	One of Quanta’s operating units, which predominantly derives its revenues from gas services, is performing work to install long-haul fiber optic cabling. This project is being managed and constructed by crews that have historically performed gas distribution work. This work would be classified as telecommunications work.

•	One of Quanta’s operating units, which historically provided ancillary commercial and industrial services primarily to hospitals and manufacturing customers, is currently pursuing substantial projects associated with renewable energy. This work is currently being performed by many of the same crews that performed services for hospitals and manufacturing facilities. The services performed for renewable energy projects are classified as electric power work.

•	During a recent ice storm, power lines were damaged and required replacement. One of Quanta’s operating units that predominantly derives its revenues from telecommunication services used its crews to remove the damaged poles and power lines. This work was classified as electric power work.

•	Our joint trench work is common where one crew will dig and place conduit in a trench. This conduit may be used for electric power, gas, telecommunications or cable television. At times, the crew performing the work may not be aware of the intended use of the conduit being installed. Alternatively, if a joint trench agreement does not exist between the separate utilities, Quanta’s crews may install one type of line (e.g. electrical) in one trench and another type of line (e.g. data cable) in another trench on the same right-of-way.
Additional management level examples include:
•	An operating unit that had historically performed predominantly contract services for electric power projects, now performs as much as 50% gas work with the same upper level management.

•	As noted in one of the examples above, an operating unit that had historically performed predominantly ancillary services for commercial and industrial projects now performs a significant amount of work on renewable energy projects with the same upper level management.

•	The management of an operating unit that had historically predominantly derived its revenues from telecommunication services is now responsible for the operations of a former stand-alone operating unit that had historically provided electric power and ancillary types of services.
Additionally, as recently as the first quarter of 2009, the presidents of certain operating units that derive the predominant amount of their revenues from telecommunications services met at Quanta’s corporate office to discuss the additional opportunities that exist for these operating units to perform subcontract services for other entities. Quanta management believes that one of its competitive advantages is the size of its labor pool. As electric power transmission spending by customers expands, both in the number and size of projects, various operating units will be called on to perform services which allow Quanta to better leverage its combined workforce toward obtaining and performing on these larger projects. This is a significant example of how the operating unit by operating unit approach allows management to allocate resources at the project level across operating units and different types of work.
All of the examples described above are recent and have occurred during the time period with which we have been corresponding with the Staff regarding Quanta’s segment reporting. These examples support our statements regarding the cross capabilities of numerous employees within Quanta. As discussed, these examples include not only the personnel performing the day to day tasks on the projects, but also the project management personnel and upper level management.

Attachment F
John Colson Chairman & CEO James Haddox Jim O’Neil Tana Pool Vice President and General Counsel Chief Financial Officer President & Chief Operating Officer Wilson Yancey Derrick Jensen Ken Trawick John Wilson Director, Safety Vice President, President President Chief Accounting Officer Telecom, Cable TV Division Electric Power & Gas Division Reba Reid Nick Grindstaff Director, Communications Treasurer Various Operating Unit Presidents Various Operating Unit Presidents Ben Bosco Darren Miller Senior VP, Business Development &Outsourcing Vice President IT & Administration